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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM U-3A-2	FILE NO. 0-8763

Statement by Holding Company Claiming Exemption Under
Rule U-3A-2 from the Provisions of the Public
Utility Holding Company Act of 1935

To Be Filed Annually Prior to March 1

INTERMOUNTAIN INDUSTRIES, INC.
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, their statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

        1.    Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which the claimant directly or indirectly holds an interest.

          (a)  Intermountain Industries, Inc. ("the Company") is incorporated under the laws of the State of Idaho, with its principal office in Boise, Idaho. It is a holding company and neither owns nor operates any physical properties. The Company is the owner of all of the outstanding common stock of its subsidiaries, Intermountain Gas Company, III Exploration Company, InterWest Capital, Inc., and III Argentina Company.

          (b)  Century Partners—Idaho Limited Partnership ("Century Partners—Idaho") is a limited partnership organized under the laws of the State of Idaho, with its principal offices in Darien, Connecticut. It was organized primarily to hold the outstanding securities of the Company and any successor corporation. Century Partners—Idaho has no operations other than investing in the securities of the Company.

          (c)  Intermountain Gas Company ("Intermountain"), incorporated under the laws of the State of Idaho, is a natural gas distribution company engaged in the transmission, transportation and sale of natural gas solely within the State of Idaho, primarily in the Snake River Valley.

          (d)  III Exploration Company ("Exploration") was incorporated in October 1992 under the laws of the State of Idaho. Exploration was formed for the purpose of exploring for and developing natural gas and oil deposits. In December of 2000, Exploration completed the acquisition of 100% of the stock of Petroglyph Energy, Inc. ("Petroglyph"). Petroglyph is a Delaware corporation organized to acquire, explore for, produce and sell oil and natural gas. On September 29, 2001, the Exploration entered into a transaction in which virtually all of the oil and gas property and equipment was transferred to III Exploration II Limited Partnership ("Exploration Partnership"). Petroglyph is the sole general partner of Exploration Partnership. As the sole general partner, Petroglyph exercises complete control over the operations and governance of Exploration Partnership. Exploration Partnership is consolidated into Petroglyph, which in turn is consolidated into Exploration. Industries is the sole limited partner of Exploration Partnership.

          (e)  InterWest Capital, Inc. ("InterWest") was incorporated under the laws of the State of Idaho in December 1990 for the purpose of investing in non-energy related assets, principally in the Rocky Mountain and Intermountain areas.

          (f)    III Argentina Company ("Argentina") was incorporated under the laws of the State of Idaho in October 1992. Argentina and its subsidiary, GISA, were formed for the purpose of participating in the privatization of certain natural gas distribution companies by the Argentine government. On November 30, 1992, the Company filed with the Securities and Exchange Commission the applicable certification pursuant to Section 33(a)(2) of the Public Utility Holding Company Act of 1935. The Company did not acquire any of the Argentine properties and neither Argentina nor GISA have any operations or property.

        2.    A brief description of the properties of the claimant and its subsidiary public utility company used for the generation, transmission, and distribution of electric energy for sale or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiary are organized and all transmission lines or pipelines which deliver or receive electric energy or gas at the borders of such State.

          (a)  Claimant neither owns nor operates any physical properties.

          (b)  Intermountain's properties, used for the transmission and distribution of natural gas, are located solely within the State of Idaho. As of December 31, 2001, such property included office buildings, warehouses, and approximately 8,847 miles of transmission, distribution, and service lines which connect with the transmission system of Intermountain's pipeline supplier to 230,000 meters installed on customer premises. In addition, Intermountain owns and operates a liquefied natural gas ("LNG") peak-shaving plant which includes liquefaction, storage, and regasification facilities. The facility has a total LNG storage capacity of 6,000,000 therms which can be regasified at a rate of 600,000 therms per day.

          (c)  Neither the claimant nor its subsidiary public utility company owns, operates or uses any generating station, transmission lines, producing fields, or electric or gas distribution facilities outside the State in which it is organized, nor any transmission lines or pipelines which deliver or receive electric energy or gas at the borders of any such State.

        3.    The following information for the last fiscal year with respect to claimant and its subsidiary public utility company:

          (a)  Number of kWh of electric energy sold (at retail or wholesale) and therms of natural or manufactured gas distributed at retail:

      Electric Sales—None

      Natural Gas Distributed or Transported—495,783,000 Therms

          (b)  Number of kWh of electric energy and therms of natural or manufactured gas distributed at retail outside the State in which each such company is organized:

      None

          (c)  Number kWh of electric energy and therms of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

      None

          (d)  Number of kWh of electric energy and therms of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

      Electric energy purchased—None

      Natural gas purchased—251,908,000 Therms

        4.    The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

          (a)  Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

      None

          (b)  Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

      None

          (c)  Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

      None

          (d)  Capitalization and earnings of the EWG or foreign utility company during the reporting period.

      None

          (e)  Identify any service, sales or construction contract between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement.

      None

EXHIBIT A

        A consolidating statement of income and retained earnings of the claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of the claimant and its subsidiary companies as of the close of such calendar year are attached.

EXHIBIT C

        An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding-company system.

      None

        The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February 2002.

INTERMOUNTAIN INDUSTRIES, INC.
Attest:	By	/s/ JEFFREY K. LEBENS Jeffrey K. Lebens Vice President, Treasurer, and Chief Financial Officer
/s/ JAMES E. SIMMERMAN James E. Simmerman Assistant Corporate Secretary
CENTURY PARTNERS — IDAHO LIMITED PARTNERSHIP
Attest:	By	/s/ RICHARD HOKIN Richard Hokin General Partner
/s/ MARK R. GELFELD Mark R. Gelfeld Controller

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

  Jeffrey K. Lebens
  Vice President, Treasurer, and Chief Financial Officer
  Intermountain Industries, Inc.
  PO Box 7608
  Boise, ID 83707-1608

EXHIBIT A

(Pages 1 through 7)

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2001

(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company
OPERATING REVENUES	$—	$211,264
COST OF GAS	—	145,724

GROSS MARGIN	—	65,540

OPERATING EXPENSES:
Operation and maintenance	491	35,146
Depreciation, amortization and depletion	975	11,952
General taxes	—	3,164

	1,466	50,262

OPERATING INCOME	(1,466)	15,278

OTHER INCOME (EXPENSE), NET:
Equity in earnings of subsidiary companies	7,844	—
Other, net	—	(210)

	7,844	(210)

GROSS INCOME	6,378	15,068
INTEREST CHARGES	1,007	4,157

NET INCOME BEFORE TAXES	5,371	10,911
INCOME TAX EXPENSE (BENEFIT)	(372)	4,154

NET INCOME BEFORE MINORITY INTEREST	5,743	6,757
MINORITY INTEREST	—	—

INCOME FROM CONTINUING OPERATIONS	5,743	6,757
Loss from discontinued operations	—	—
Gain on disposal of assets	1,818	—

NET INCOME	7,561	6,757
Less dividends on common stock	—	10,000
Other comprehensive income	—	—
RETAINED EARNINGS—DECEMBER 31, 2000	116,586	56,701

RETAINED EARNINGS—DECEMBER 31, 2001	$124,147	$53,458

(Page 1 of 7)

III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclasifications and Eliminations	Consolidated
$12,340	$158	$—	$223,762	$(158)	$223,604
6,658	—	—	152,382	—	152,382

5,682	158	—	71,380	(158)	71,222

3,523	156	—	39,316	(158)	39,158
899	—	—	13,826	—	13,826
—	—	—	3,164	—	3,164

4,422	156	—	56,306	(158)	56,148

1,260	2	—	15,074	—	15,074

—	—	5,528	13,372	(13,372)	—
2,211	—	5	2,006	—	2,006

2,211	—	5,533	15,378	(13,372)	2,006

3,471	2	5,533	30,452	(13,372)	17,080
26	(24)	7	5,173	—	5,173

3,445	26	5,526	25,279	(13,372)	11,907
2,551	20	—	6,353	—	6,353

894	6	5,526	18,926	(13,372)	5,554
181	—	—	181	—	181

1,075	6	5,526	19,107	(13,372)	5,735
—	—	—	—	(517)	(517)
—	—	—	1,818	—	1,818

1,075	6	5,526	20,925	(13,889)	7,036
—	—	—	10,000	(8,000)	2,000
—	—	—	—	—	—
3,388	52	83,602	260,329	(132,300)	128,029

$4,463	$58	$89,128	$271,254	$(138,189)	$133,065

(Page 2 of 7)

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET—ASSETS
DECEMBER 31, 2001

(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company
PROPERTY, PLANT, AND EQUIPMENT:
Utility plant	$—	$302,813
Less accumulated depreciation	—	155,993

	—	146,820

Oil and gas property	—	8
Less accumulated depreciation & depletion	—	8

	—	—

INVESTMENTS AND OTHER ASSETS:
Investment in affiliates	145,512	—
Other	836	259

	146,348	259

CURRENT ASSETS:
Cash and temporary cash investments	53	1,439
Notes receivable from affiliates	—	—
Accounts receivable, less reserves	2	17,596
Accounts receivable from affiliates	2,283	8
Cost of gas delivered but unbilled	—	9,485
Natural gas in storage	—	5,670
Materials and supplies	—	1,122
Prepayments	—	532
Other current assets	—	—

	2,338	35,852

INVESTMENT IN EXCESS OF BOOK VALUE OF ASSETS ACQUIRED, less amortization of $15,499	756	—

DEFERRED CHARGES:
Unamortized debt expense	—	1,226
Deferred gas costs	—	42,439
Deferred tax credits	7,395	—
Other	2,586	(24)

	9,981	43,641

	$159,423	$226,572

(Page 3 of 7)

III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclasifications and Eliminations	Consolidated
$—	$—	$—	$302,813	$—	$302,813
—	—	—	155,993	—	155,993

—	—	—	146,820	—	146,820

64,401	—	—	64,409	—	64,409
14,743	—	—	14,751	—	14,751

49,658	—	—	49,658	—	49,658

—	—	93,006	238,518	(238,518)	—
1,658	11,102	—	13,855	—	13,855

1,658	11,102	93,006	252,373	(238,518)	13,855

231	108	3	1,834	—	1,834
—	—	—	—	—	—
893	394	94	18,979	—	18,979
—	1	—	2,292	(2,292)	—
—	—	—	9,485	—	9,485
—	—	—	5,670	—	5,670
1,545	—	—	2,667	—	2,667
316	—	—	848	—	848
—	—	—	—	—	—

2,985	503	97	41,775	(2,292)	39,483

—	—	—	756	—	756

—	—	—	1,226	—	1,226
—	—	—	42,439	—	42,439
15,201	—	—	22,596	(6,770)	15,826
163	—	—	2,725	—	2,725

15,364	—	—	68,986	(6,770)	62,216

$69,665	$11,605	$93,103	$560,368	$(247,580)	$312,788

(Page 4 of 7)

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP
CONSOLIDATING BALANCE SHEET—CAPITALIZATION AND LIABILITIES
DECEMBER 31, 2001

(Thousands of Dollars)
(Unaudited)

	Intermountain Industries, Inc.	Intermountain Gas Company
CAPITALIZATION:
Common stock	$3,865	$1,513
Note receivable from shareholder	(400)	—
Premium on common stock	—	14,809
Treasury stock, at cost	(1,493)	—
Retained earnings	124,147	53,458

	126,119	69,780
Long-term debt	23,225	83,000

	149,344	152,780

PARTNERS' CAPITAL	—	—

MINORITY INTEREST	—	—

CURRENT LIABILITIES:
Long-term debt due within one year	—	4,250
Notes payable to affiliates	—	—
Accounts payable	92	28,101
Accounts payable to affiliates	—	2,060
Interest	75	1,290
General taxes	—	4,380
Income taxes	3,645	503

	3,812	40,584

DEFERRED CREDITS:
Deferred income taxes	700	14,810
Unamortized investment tax credits	—	4,373
Regulatory liability—deferred income taxes	—	673
Customer advances for construction	—	2,367
Other	5,567	10,985

	6,267	33,208

	$159,423	$226,572

(Page 5 of 7)

III Exploration Company	InterWest Capital, Inc.	Century Partners Idaho	Total Before Eliminations	Reclasifications and Eliminations	Consolidated
$7,550	$1	$—	$12,929	$(12,929)	$—
—	—	—	(400)	400	—
51,180	11,500	—	77,489	(77,489)	—
—	—	—	(1,493)	1,493	—
4,463	58	—	182,126	(182,126)	—

63,193	11,559	—	270,651	(270,651)	—
—	—	—	106,225	—	106,225

63,193	11,559	—	376,876	(270,651)	106,225

—	—	92,987	92,987	(938)	92,049

—	—	—	—	26,386	26,386

—	—	—	4,250	—	4,250
—	—	85	85	(85)	—
3,190	—	—	31,383	—	31,383
232	—	—	2,292	(2,292)	—
—	—	31	1,396	—	1,396
127	—	—	4,507	—	4,507
2,923	7	—	7,078	—	7,078

6,472	7	116	50,991	(2,377)	48,614

—	39	—	15,549	—	15,549
—	—	—	4,373	—	4,373
—	—	—	673	—	673
—	—	—	2,367	—	2,367
—	—	—	16,552	—	16,552

—	39	—	33,075	—	33,075

$69,665	$11,605	$93,103	$560,368	$(247,580)	$312,788

(Page 6 of 7)

CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP

NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

DECEMBER 31, 2001

1.
Minority shareholders hold 26.9% of the Company's outstanding common stock.

(Page 7 of 7)

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EXHIBIT A
EXHIBIT C
EXHIBIT A (Pages 1 through 7)
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP CONSOLIDATING STATEMENT OF INCOME AND RETAINED EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2001 (Thousands of Dollars) (Unaudited)
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP CONSOLIDATING BALANCE SHEET—ASSETS DECEMBER 31, 2001 (Thousands of Dollars) (Unaudited)
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP CONSOLIDATING BALANCE SHEET—CAPITALIZATION AND LIABILITIES DECEMBER 31, 2001 (Thousands of Dollars) (Unaudited)
CENTURY PARTNERS—IDAHO LIMITED PARTNERSHIP NOTES TO CONSOLIDATING FINANCIAL STATEMENTS DECEMBER 31, 2001